Exhibit 99.1

Forafric Adopts New Balance Sheet Strengthening Strategy

Announces Enhanced Focus on Morocco and Soft Wheat through Initiatives to include Divesting Non-Core Assets

CASABLANCA, MOROCCO, February 11, 2025 – Forafric Global PLC (Nasdaq: AFRI, or the “Company”), a leading vertically integrated agribusiness serving Africa, today announced that it has adopted a new balance sheet strengthening strategy with a Morocco and soft wheat focus. As part of this initiative, the Company is divesting non-core assets: assets outside of Morocco, durum wheat focused businesses and logistics activities in Morocco. The Company estimates that this divestment program will generate gross proceeds of between 80 and 100 million USD. These divestments will strengthen the Company’s balance sheet and will significantly improve its working capital position.

The Company also announced that it has appointed Mr. Khalid Assari as CEO of the Company and its wholly-owned subsidiary, Forafric Morocco. Mr. Assari replaces Mr. Mustapha Jamaleddine, who retired effective December 31, 2024. From 2016 through 2018, Mr. Assari was the CEO of Forafric Morocco; most recently, he was an investor in the real estate and agrobusiness sectors in Morocco.

About Forafric

Forafric is a leading agribusiness player in Africa with activities in Morocco and Sub-Saharan Africa. It is a milling industry leader with a complete range of flour and semolina, and secondary processing products such as pasta and couscous. The Group operates 12 industrial units, and 2 logistics platforms. Forafric exports its products to more than 45 countries around the world. Forafric intends to continue expanding in Morocco.

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions, and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. None of the outcomes expressed herein are guaranteed. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) our ability to obtain quality raw materials; (ii) difficulties in obtaining financing on commercially reasonable terms; (iii) changes in the size and nature of our competition; (iv) loss of one or more key executives or scientists; and (v) difficulties in securing regulatory approval for our materials and products. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F. Investors are urged to read these documents free of charge on the SEC’s website at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact Information:

info@forafric.com